UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

         Form 10-K           Form 20-F          Form 11-K      X  Form 10-Q          Form 10-D          Form N-SAR

         Form N-CSR

For period ended: September 30, 2013

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:    N/A

PART 1

REGISTRANT INFORMATION

Full Name of Registrant:	Decision Diagnostics Corp.

Former Name if Applicable:	instaCare Corp.

Address of Principal Executive Office

Street and Number:	2660 Townsgate Road, Suite 300
City, State and Zip Code:	Westlake Village, California 91361

PART II

RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed.  (Check box if appropriate)

.	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

.	(c)	The accountant=s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.  (Attach extra sheets if needed)

The Registrant was unable to file on November 14, 2013 its Quarterly Report on Form 10-Q for the three month period ended September 30, 2013 ("Form 10-Q") because the Registrant was awaiting additional information from a judicial body regarding its new Genstrip product. The Registrant has now completed the Form 10-Q and will file promptly.

PART IV

OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Keith Berman	(805)	446-1973
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

    X    Yes           No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          Yes     X   No

Decision Diagnostics Corp.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2013	By:	/s/ Keith Berman
		Name:	Keith Berman, CFO